Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of CoStar Group, Inc. for the registration of common stock, preferred stock, debt securities, warrants, depositary shares and purchase contracts and to the incorporation by reference therein of our reports dated February 20, 2014, with respect to the consolidated financial statements and schedule of CoStar Group, Inc., and the effectiveness of internal control over financial reporting of CoStar Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

June 2, 2014